

July 26, 2016

William H. Dengler, Jr.
Senior Vice President and General Counsel
Hill International, Inc.
2005 Market Street, 17th Floor
Philadelphia, PA 19103

> **Re: Hill International, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed July 26, 2016**
> **File No. 001-33961**

Dear Mr. Dengler:

We have reviewed the above-captioned filing, and have the following comments.

Background

2016 Stockholders Meeting

1. In the last sub-bullet point, you state: "Bulldog is recommending two self-serving proposals…." As contemplated by Note b. to Rule 14a-9, statements which could be viewed as implying improper conduct or impugning the character or reputation of other parties could contravene Rule 14a-9 if made without factual foundation. Please provide us with adequate support for this particular cited statement. In addition, please refrain from making claims similar to the above in future filings without qualifying statements as opinion or belief.

Corporate Governance Enhancements – contd.

The Board approved the following Bylaw Amendments

2. We direct your attention to the last sub-bullet point. Comment six of our letter dated June 30, 2016 relating to your preliminary proxy statement on Schedule 14A objected to your use of the word "clarify" regarding your Board's related Bylaws amendments. We reiterate that the Court of Chancery and the Delaware Supreme Court both found the language clear and unambiguous, and that the precise language-at-issue in the 2015 litigation remains intact in your amended and restated bylaws. Please confirm that future solicitations will not, pursuant to Rule 14a-9's prohibition on false or misleading statements relating to material fact, mischaracterize your Board's amendment of your bylaws as clarifying the Advance Notice Provisions.

Please address any correspondence sent in reply to this letter to Mail Stop 4631. You may contact Chris Ronne, Staff Attorney, at (202) 551-6156, Craig Slivka, Special Counsel, at (202) 551-3729, or me at (202) 551-3266 if you have questions regarding our comments.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions